SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March, 2012

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F    ✓             Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____                     No   ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An update and clarification announcement regarding pre-conditional voluntary general offer for China Gas Holdings Limited, jointly made by China Gas Holdings Limited and China Petroleum & Chemical Corporation (the “Registrant”) on March 7, 2012.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of the Offerors or China Gas nor is it a solicitation of any acceptance, vote or approval in any jurisdiction.

(incorporated in the Cayman Islands with limited liability)	(a joint stock company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 2688)	(Stock Code: 386)

UPDATE AND CLARIFICATION ANNOUNCEMENT
PRE-CONDITIONAL VOLUNTARY GENERAL OFFER
FOR CHINA GAS HOLDINGS LIMITED

ENN Energy Holdings Limited (“ENN Energy”) and China Petroleum & Chemical Corporation (“Sinopec Corp.”) (together, the “Offerors”) would like to give an update on the progress of the Required Approvals and are pleased to announce that the Offerors have submitted their applications or notifications in respect of all such Required Approvals in the PRC which can be submitted under PRC laws and regulations at this juncture.

The Offerors would also like to state that they have not made any “no increase” statement pursuant to Rule 18.3 of the Takeovers Code.

Reference is made to the announcement jointly published by ENN Energy Holdings Limited (“ENN Energy”) and China Petroleum & Chemical Corporation (“Sinopec Corp.”) dated December 12, 2011 (the “Offer Announcement”) in which the Offerors jointly announced a pre-conditional voluntary cash offer (i) to acquire all of the outstanding shares in the issued share capital of China Gas (other than those China Gas Shares already held by the Offerors and their Concert Parties) and (ii) to cancel all outstanding Options.

Terms defined in the Offer Announcement have the same meanings when used in this announcement unless the context otherwise requires.

UPDATE ON OBTAINING THE REQUIRED APPROVALS

As stated in the Offer Announcement, the making of the Offers by the Offerors is subject to obtaining the Required Approvals, on or prior to the Long Stop Date. The Offerors are pleased to announce that they have submitted their applications or notifications in respect of all such Required Approvals in the PRC which can be submitted at this juncture under PRC laws and regulations. These Required Approvals consist of: (1) with respect to ENN Energy, notification or approval in connection with the PRC national security review, (2) with respect to Sinopec Corp., the approvals of or filings with the NDRC and SASAC, (3) with respect to the Offerors jointly, the clearance or deemed clearance by MOFCOM under the Anti Monopoly Law of the PRC. The Offerors have received notice from MOFCOM that review of the case for clearance under the Anti-Monopoly Law has commenced and is ongoing.

Sinopec Corp. expects to further apply for approvals from or registrations with MOFCOM and SAFE with respect to its outbound investment in accordance with applicable PRC laws and regulations following clarification or approval from the NDRC.

The Offerors will continue to diligently work towards obtaining all the Required Approvals applicable to them. The Offerors believe they will be in a better position closer to the current Long Stop Date to make a decision in relation to whether or not an extension of the current Long Stop Date is necessary or warranted and reserve their rights to do so. The Offerors expect to issue a further update announcement in due course.

CLARIFICATION OF STATEMENT REPORTED IN NEWS MEDIA

We note that various articles published in the media today reported that Mr. Wang Yusuo, the Chairman of ENN Energy (“Mr. Wang”) had said words to the effect that “increasing the joint bid” would be “impossible” and the “takeover offer won’t be raised”.

The Offerors wish to clarify that, after having made enquiries with Mr. Wang, their understanding is as follows: Mr. Wang’s response to the reporters was made in a very short exchange between the reporters and Mr. Wang as he hurried between meetings of the Chinese People’s Political Consultative Conference (“CPPCC”) being held yesterday in Beijing. Mr. Wang’s comments were intended to convey that the Offer Price of HK$3.50 per Offer Share represents an attractive offer and a reasonable and fair price for China Gas Shares and no decision has been made for any increase in the Offer Price. Accordingly, Mr. Wang’s comments to the effect that the Offer Price would not be increased are his personal opinion and the Offerors emphasize that they have not made any “no increase” statement pursuant to Rule 18.3 of the Takeovers Code.

The Offerors continue to believe that the Offers are in the best interests of China Gas, China Gas Shareholders, China Gas Optionholders and other stakeholders and the Offerors would provide compelling long-term strategic, operational and corporate governance benefits to China Gas.

WARNING: China Gas Shareholders, China Gas Optionholders and potential investors should be aware that the making of the Offers is subject to the satisfaction or waiver (where applicable) of the Pre-Conditions and the Offers are subject to the Conditions being fulfilled or waived (as applicable) and thus the Offers may or may not be made and may or may not become unconditional. China Gas Shareholders, China Gas Optionholders and potential investors should therefore exercise caution when dealing in the China Gas Shares and any options or other rights in respect of them. Persons who are in doubt as to the action they should take should consult their stockbroker, bank manager, solicitor or other professional advisers.

Hong Kong, March 7, 2012

By order of the Board of Directors of ENN Energy Holdings Limited Cheng Chak Ngok Executive Director and Company Secretary	By order of the Board of Directors of China Petroleum & Chemical Corporation Chen Ge Secretary to the Board of Directors

The directors of ENN Energy jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to Sinopec Corp. and its subsidiaries) and confirm, having made all reasonable enquires, that to the best of their knowledge, opinions expressed in this announcement (other than those expressed by Sinopec Corp. and/or its subsidiaries) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

The directors of Sinopec Corp. jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to Mr. Wang Yusuo, ENN Energy and its subsidiaries) and confirm, having made all reasonable enquires, that to the best of their knowledge, opinions expressed in this announcement (other than those expressed by Mr. Wang Yusuo, ENN Energy and its subsidiaries) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

As at the date of this notice, the board of directors of ENN Energy comprises 12 directors, of whom Wang Yusuo, Cheung Yip Sang, Zhao Jinfeng, Yu Jianchao, Cheng Chak Ngok, Zhao Shengli and Wang Dongzhi are executive directors, Zhao Baoju, Jin Yongsheng are non-executive directors, Wang Guangtian, Yien Yu Yu, Catherine, Kong Chung Kau are independent non-executive directors.

As of the date of this notice, directors of Sinopec Corp. are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Li Deshui+, Xie Zhongyu+, Chen Xiaojin+, Ma Weihua+ and Wu Xiaogen+.

#           Executive Director

*           Non-executive Director

+           Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By:	/s/ Chen Ge
Name:	Chen Ge
Title:	Secretary to the Board of Directors

Date: January 8, 2012